INVEST IN **HAPPYBOND**

Science based nutritional products for pets that helps them live a healthy life



happybond.com Los Angeles CA

Retail | Food | Science | Life Science | B2C

LEAD INVESTOR



Michaelangelo Moran GO-JEK, Co-Founder

I got introduced to Anja through Jeremy from RAD Intelligence and managed to get on a call to discuss HappyBond. Not only did i resonate with her, but i felt she has such an amazing product, company and she's a great leader. Having bootstrapped this company and connecting with the right people (who ALL helped for the love of pets), she has now connected with Halle Berry and Caesar Milan and the connections dont end there. With growth sales ramping, its just a matter of time where the demand shoots up like crazy and since I have chatted with her, the company also already made some great strides. Whats being worked on the pipeline is only the beginning, and should excite investors to join this journey. I am also the owner of 2 rescue dogs and happy to be part of this amazing company helping the pet community.

Invested $25,000 this round

Learn about Lead Investors

OVERVIEW DETAILS UPDATES 5 WHAT PEOPLE SAY 33 ASK A QUESTION 4

Highlights

1. 3x growth from Q1 2020 to Q3 2020
2. You love dogs!
3. Partners with Cesar Millan and Halle Berry
4. HappyBond's joint formula is proven to activate collagen biosynthesis and reduce joint inflammation
5. Patent pending dog nutrition supplement developed by CEO who is a biotech scientist
6. 40% of customers are subscribers
7. Expanding product line from Essential Nutrients to food, accessories and treats

Our Team



Anja Skodda Founder / CEO

Biotech Scientist

I wanted to help my dog and the results helped many others. I felt it a necessity to disrupt a market that uses old science and in transparent products.

disrupt a market that uses old science and in transparent products.



Sean Hunt COO

Over 20 years experience in CPG and retail



Henry Arlander Business Development

Henry had an exit with his own start up and comes from the prestige boutique agency7 Pereira & O'Dell as Managing Director & Head of Innovation.

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The Story of HAPPYBOND

- We started in 2018. It's been a long, crazy journey, and we've only just begun.



First, we had to help TONY

Back in 2017, Tony was a passionate Skateboarder but developed arthritis in his Shoulder....

Growing up, Anja spent more time with horses and dogs than people. So, inevitably, Anja studied biotechnology from the Technical University of Berlin for seven years, specializing in tissue engineering of cartilage and skin. Her research at Novartis expedited the production of new drugs through the use of fluorescent markers. She developed automated technologies to scale the drug screening for rheumatoid arthritis, and avoiding animal testing.

In 2018, Anja created 'Happy Again Pet' in Berlin and Venice to commercialize a breakthrough collagen+ formula that builds, maintains and repairs mammalian joint & hip cartilage. Her inspiration was to help Tony, her beloved bulldog, to overcome arthritis and skateboard again. Within weeks of taking the supplement, Tony, was pain-free and back riding his skateboard.





"I developed what is now our breakthrough HappyAgain Collagen+ for Hip and Joint wellness, to help Tony skate again. I never wanted to get into the pet business, I only wanted to help as many dogs as possible. However, when family and friends started to see the same result, they encouraged me to take a new entrepreneurial step and commercialize the innovation."

In August of 2019, we partnered with Cesar Millan, the world's biggest dog influencer, to promote Collagen+.


CESAR MILLAN/CELEBRITY DOG INFLUENCER
Cesar Millan is a pop culture figure and mega– influencer for 50M U.S dog owner households, and to this day sells out stadiums tours across the world furthering his original understanding of training beginning with the human and rehabilitation of the animal.
Further achievements include authoring 9 best–selling books, developing innovative product lines and founding "Training Cesar's Way", an immersive dog training program and foundation where Cesar personality trains the fans who love him.
Social media stats
11 MILLION
Total Followers
9.3M
1M
1M
339K
PRESS + BRAND COLLABORATIONS
amazon books
Best Western
SUBARU
NATIONAL GEOGRAPHIC CHANNEL

Cesar endorsed the product because it brought his beloved Junior back to full activity.

I met Cesar in his office and he told me, that he has tried everything, but nothing could help his beloved Junior to get back to activity. He even had him on pain relief.... Cesar promised to give it a try and 3 weeks later he called me and said: Thank you! Junior is chasing his ball again, he is off all other meds! It works!


"I've Tried Everything" Cesar Millan talks about HAPPYBON...
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I was more than excited to meet him at his ranch and talk about our joined

I was more than excited to meet him at his ranch and talk about our joined vision, to help dogs live a healthy, active and longer life.



Cesar Millan and Happy Bond CEO, Anja Skodda

After the success of launching the first product HAPPYAGAIN for Senior dogs in August of 2019 we extended the product line in 2020 to all age stages, HAPPYSTART, HAPPYDAYS and HAPPYAGAIN


7+
HAPPYAGAIN
Supports healthy hips & joints
For All Breeds
COLLAGEN
GLUCOSAMINE
HYALURONIC ACID
ANTIOXIDANTS
3-7
HAPPYDAYS
Supports healthy hips & joints
For All Breeds
COLLAGEN
GLUCOSAMINE
HYALURONIC ACID
ANTIOXIDANTS
0-3
HAPPYSTART
Supports healthy hips & joints
For All Breeds
COLLAGEN
GLUCOSAMINE
HYALURONIC ACID
ANTIOXIDANTS

The vision of **HAPPYBOND** was always bigger than a one product company. We extended our SKU's with beneficial treats and accessories and are now ready to launch our unique Dog Food in 2021. **HAPPYBOND** aims to help dogs live a healthier and happier life. And focusses on a whole health approach: Mind, Body and Play.



And now, we are structuring partnership with A+ Celebrities that also love their dogs

In November 2020, we signed an agreement with Halle Berry for co-branded dog products. The Pet industry is huge, but also very competitive, therefore to reach a lot of pet parents we decided to partner with people that share our vision and have millions of followers. Halle Berry believes in the quality and new science of our products, like Cesar Millan.





Proof is in the dog nutrition science!

Since launch in 2019 we grew over 300% and tripled revenue in a very challenging year with a worldwide pandemic. We helped thousands of dogs so far, with fast growing subscribers and a high profit margin.

Those metrics show that the Pet industry is recession proof, adoption are up 60%, over 37% of Americans adopted a pet during 2020. There are already more dogs than children in the U.S. and we are ready to scale our grows in 2021.



And now, we are ready to grow and kick things into gear!

We are raising money to do scale our marketing with our 4x ROI, to extend the product line and merge into the new category of pet food, to kick all our Celebrity Partnerships into gear! We will stock up inventory and increase UX/UI. We are already running out of supply this year, as the demand is high.

USE OF PROCEEDS CHART

